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                               June 2, 2021

       Steven Foo
       Chief Executive Officer
       Molecular Data Inc.
       11/F, Building 15, 2177 Shenkun Road
       Minhang District, Shanghai 201106
       People   s Republic of China

                                                        Re: Molecular Data Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 25, 2021
                                                            File No. 333-256451

       Dear Mr. Foo:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Selling Stockholders, page 31

   1. It appears that you are relying on Securities Act Rule 430B to omit certain information, including the identity
of the selling security holders and the number of shares to be registered on behalf of
each of them. If you are relying on Rule 430B for the omission of the identity of the
selling stockholders, please demonstrate to us your eligibility to conduct a primary offering
pursuant to General Instruction I.B.1 of Form F-3.
       General

   2. In your next amendment, please include the delaying amendment language set forth in
                                                        Rule 473 of the
Securities Act.
 Steven Foo
Molecular Data Inc.
June 2, 2021
Page 2
3. Please disclose the aggregate number of shares that you intend to register for resale by the selling shareholders. Refer to General Instruction II.G. to Form S-3, Securities
         Act Rule 430B(b)(2), and Securities Act Rules Compliance and Disclosure Interpretations
         Questions 228.03 and 228.04. Also file a revised legal opinion covering that number of shares.
4. We note that you are registering the offer and sale of debt securities. Please amend your registration statement to file a form of indenture as an exhibit to the registration statement. Refer to Trust Indenture Act of 1939 Compliance and
Disclosure
         Interpretations Questions 201.02 and 201.04. Additionally, you must either file a Form T-
         1 as Exhibit 25 to the registration statement to qualify the trustee thereunder or rely on
         Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in
         Item 512(j) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer L pez at 202-551-3792 or Dietrich King at 202-551-8071 if
you have questions.



FirstName LastNameSteven Foo                                   Sincerely,
Comapany NameMolecular Data Inc.
                                                               Division of
Corporation Finance
June 2, 2021 Page 2                                            Office of Trade
& Services
FirstName LastName